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                                                                       EXHIBIT G

CONECTIV ET AL. (70-9069)

NOTICE OF PROPOSED AUTHORITY TO ENGAGE IN ENERGY-RELATED ACTIVITIES OUTSIDE THE UNITED STATES

Conectiv , a registered holding company, and various of its nonutility subsidiaries, 800 King Street, Wilmington, DE 18999, have filed a declaration pursuant to Sections 9, 10 and 11 of the Act.

Conectiv requests authority for its current and future nonutility subsidiaries which derive substantially all of their revenues from energy-related activities within the scope of Rule 58 of the Commission's regulations ("Rule 58 Subsidiaries"), to engage in energy-related activities permitted by Rule 58, including energy marketing, energy management services and consulting services, outside the United States. Conectiv requests that the Commission reserve jurisdiction over energy marketing activities taking place outside of the United States and Canada pending completion of the record; authorize the Rule 58 Subsidiaries to provide energy management and consulting services anywhere outside of the United States; and reserve jurisdiction over other activities of Rule 58 Subsidiaries outside of the United States pending completion of the record.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                                Jonathan G. Katz
                                                Secretary